Exhibit 99.1

First Quarter 2016
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month period ended March 31, 2016. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's condensed interim consolidated financial statements and the accompanying notes thereto as at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 (the "condensed interim consolidated financial statements"). Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in US dollars, except for share, option and warrant information, or as otherwise noted.
All share, option and share purchase warrant as well as per share, option and share purchase warrant information presented in this MD&A has been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis. The share consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest.
Company Overview
We are a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.

We have two Phase 3 product candidates in development: Zoptrex™, a first-in-class targeted therapy, which, if approved, will be the first United States ("US") Food and Drug Administration (the "FDA")-approved treatment for advanced, recurrent endometrial cancer, and Macrilen™, potentially the first FDA-approved drug to be used in conjunction with the evaluation of adult growth hormone deficiency ("AGHD"). In addition, we currently co-promote three products: EstroGel® (estradiol gel), a leading gel application of estrogen therapy, on behalf of Ascend Therapeutics US LLC (“Ascend”); Saizen® [somatropin (rDNA origin) for injection], a recombinant human growth hormone supplement, on behalf of EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"); and APIFINY®, the first non-prostate-specific antigen (“PSA”) blood test for use in evaluating the risk of prostate cancer, on behalf of Armune BioScience, Inc. (“Armune”).

In addition to the clinical development programs and current commercial activities, we actively seek opportunities to in-license and acquire products for US commercialization. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.
The Company's common shares are listed both on The NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assume", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".

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First Quarter MD&A - 2016

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A, while others are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development ("R&D") projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property and general changes in economic conditions. See also the section entitled "Risk Factors and Uncertainties" in this MD&A.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

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First Quarter MD&A - 2016

Key Developments
Status of Our Drug Pipeline
_______________________
(1) Phase 2 in ovarian cancer completed.
(2) Investigator-driven and sponsored Phase 2 trial in castration and taxane resistant prostate cancer completed.
(3) Potential oral prostate cancer vaccine available for co-development/out-licensing, subject to an option granted to a third party.
(4) Available for co-development/out-licensing.
(5) Compound library transferred to Medical University of South Carolina. Aeterna Zentaris has access to future potential development candidates.

Zoptrex™ (zoptarelin doxorubicin)

Zoptrex™ is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone ("LHRH") agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone.

We believe that Zoptrex™ has the potential to become the first FDA-approved medical therapy for advanced, recurrent endometrial cancer, potentially resulting in the compound's rapid adoption as a novel core therapy for patient treatment and management, representing a significant potential market opportunity for us. Moving forward, we will continue to develop our commercialization plans regarding Zoptrex™ in this indication. In addition, contingent on the success of the ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) pivotal Phase 3 clinical trial in women with advanced, recurrent or metastatic endometrial cancer, we have additional areas of interest for further therapeutic development for zoptarelin doxorubicin, including ovarian, prostate, breast cancer and potentially bladder cancer.

On October 13, 2015, we announced that the independent Data and Safety Monitoring Board ("DSMB") had recommended that the pivotal Phase 3 ZoptEC study continue as planned. The DSMB's decision followed completion of its pre-specified second interim analysis on efficacy and safety at approximately 192 events. A final analysis of the data is expected during the third quarter of 2016, at approximately 384 events.

On March 1, 2016, we announced that our licensee, Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”), which is affiliated with the largest state-owned pharmaceutical company in the People's Republic of China, is on track to submit a Clinical Trial Application (“CTA”) for Zoptrex™ to the Chinese State Food and Drug Administration (“SFDA”) in the Summer of 2016 and anticipates initiating the clinical development program later this year. In addition, Sinopharm has successfully implemented the technology processes and is preparing to manufacture the compound.

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First Quarter MD&A - 2016

Macrilen™ (macimorelin)
Macimorelin, a ghrelin agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macimorelin, under the trade name MacrilenTM, has been granted orphan drug designation by the FDA for diagnosis of AGHD. The Company owns the worldwide rights to this novel patented compound.

On November 19, 2015, we announced the first patient enrolled for the confirmatory Phase 3 trial of Macrilen™ for the evaluation of AGHD. The confirmatory Phase 3 clinical study of Macrilen™ is designed as a two-way crossover study with the insulin tolerance test ("ITT") as the benchmark comparator and will involve some 30 sites in the US and Europe. The study population will consist of approximately 110 subjects (at least 55 ITT-positive and 55 ITT-negative) with a medical history documenting risk factors for AGHD, and it will include a spectrum of subjects from those with a low risk of having AGHD to those with a high risk of having the condition. The primary endpoint is validation of a single oral dose of macimorelin for the diagnosis of AGHD, using the ITT as a comparator.

On January 19, 2016, we announced that we concluded a successful meeting of the clinical investigators for the confirmatory Phase 3 trial of Macrilen™, a novel orally-active ghrelin agonist for use in evaluating AGHD. Based on the current rate of enrollment, the Company expects the confirmatory Phase 3 clinical study of Macrilen™ to be concluded in the third quarter of 2016.

Pre-clinical developments

On January 13, 2016, during our participation in the annual J.P. Morgan Healthcare conference, we announced that, in addition to our focus on Zoptrex™, we are also focusing on Disorazol Z, because it is an ideal compound for the formation of cytotoxic conjugates with peptides, proteins and antibodies to selectively target cancer cells. We have one cytotoxic conjugate, AEZS-138, in preclinical development. It is a conjugate based on Disorazol Z and the LHRH receptor agonist that is utilized in Zoptrex™. We believe that the peptide directs the compound specifically to LHRH receptor expressing tumor cells, and mediates binding and uptake via endocytosis. Within the cancer cell, the conjugates are cleaved and Disorazol Z can deploy its potent anti-proliferative activity. We have patented the cytotoxic agent Disorazol Z in 35 countries, including the US, Japan, Europe, China, Russia, Korea and Taiwan. This patent protection expires in 2026. The conjugate of Disorazol Z and the LHRH receptor agonist as a targeted cytotoxic agent is patented in 15 countries, including the US, Japan, China, Russia, Korea and Taiwan. This patent protection expires in 2027. We expect the European patent to be granted in the near future.
Commercial Operations
Our commercial operations consist of 21 full-time sales representatives and a sales-management staff. The sales representatives are employed by a contract sales organization; they provide services to us pursuant to our contract with the contract sales organization. Maintaining a sales force is an essential part of our strategy to transform our company into a commercially operating specialty biopharmaceutical company. We do not believe it is practical for a company our size to sustain itself solely on a portfolio of internally derived products; development takes too long, costs too much money and entails too much risk. Therefore, we are seeking to acquire or to in-license products that fit our areas of therapeutic interest and capabilities and that are available on what we consider to be reasonable commercial terms.
EstroGel®
In August 2014, we entered into a co-promotion agreement with Ascend Therapeutics USA LLC related to EstroGel®, a leading non-patch transdermal estrogen replacement therapy product. We promote the product in specific US territories in exchange for a sales commission that is based upon incremental sales volumes of the product over pre-established baselines.
During the first quarter of 2016, our promotion metrics for EstroGel® - average sales calls per day and average sample-to-prescription ratio, for example - were on target. However, the unit volume our representatives generated did not exceed the baseline and we earned no commission. We believe there are two primary reasons for this result. First, there is an overall downward trend in estrogen-replacement-therapy prescriptions. This trend is having an impact on all products in the category. Second, at the end of 2015, a major national pharmacy-benefit-manager moved EstroGel® to its “excluded medications” list, while adding a single competitor product to the "preferred alternative" category of its formulary of prescription medications. EstroGel® is being added to the formulary of another pharmacy-benefit-manager effective late in the second quarter of 2016, which may improve our sales commission results from promoting the product. However, we are currently evaluating whether to continue promoting EstroGel® under the current circumstances.

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First Quarter MD&A - 2016

Saizen®
On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone registered in the US for the treatment of growth hormone deficiency in children and adults. Under this agreement, we are detailing Saizen® to designated medical professionals, representing an important incremental field promotion activity in support of EMD Serono's product. We are currently promoting Saizen® in approximately 20 US territories, with efforts having commenced during the third quarter of 2015. We receive a commission based on new, eligible patient starts on Saizen® above an agreed-upon baseline.
The first quarter of 2016 was a strong one for our promotion of Saizen®. Our sales team exceeded their new-patient-start baseline by over 66% during the first quarter, generating approximately $155,000 in sales commission revenue. The trend in new-patient-starts was also promising. New patient starts in the first quarter increased 88% over the fourth quarter.
APIFINY®
During the fourth quarter of 2015, we signed a co-marketing agreement with Armune BioScience, Inc. that gave us the right to promote this product to specified targets in the United States. APIFINY® is the only cancer-specific, non-PSA based blood test for the evaluation of the risk of prostate cancer. As such, it is an important adjunct to the traditional PSA test.
On April 27, 2016, we announced that we have entered into a new co-marketing agreement with Armune that gives us the exclusive right to promote APIFINY® throughout the entire United States. Under the terms of the new co-marketing agreement, we receive a commission for every APIFINY® test ordered, because there is no baseline. The amount of the commission varies depending upon the payor. For commercial insurance tests, we receive a small upfront payment when the test is performed and, within 30 to 90 days, an additional percentage of the reimbursement, minus the amount of the upfront payment. For all other tests, we receive a flat fee at the time the test is performed.
During the first quarter of 2016, we received nominal sales commission revenue from our promotion of APIFINY® because we only started promoting the product with our entire sales force in late February.
Corporate Activities
Public offerings and related events

On December 30, 2015, we announced that we had filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding shelf registration statement on Form F-10 with the SEC under the US/Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding shelf registration statement, which became effective subsequent to year-end on January 13, 2016, will allow us to offer up to $150 million of common shares, preferred shares, debt securities, subscription receipts, warrants or units comprised of one or more of such securities during the 25-month period that the Shelf Prospectus is effective.

On April 1, 2016, we entered into an "At-the-Market" ("ATM") sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.

Class action lawsuit

The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.

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First Quarter MD&A - 2016

On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. We subsequently filed a motion to dismiss, because we believe that the second amended complaint also fails to state a claim. The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of our current and former officers from the lawsuit. The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers. We disagree with the Court's decision and we filed a motion for reconsideration on March 16, 2016. That motion remains pending. We also filed an answer to the second amended complaint on April 6, 2016.

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First Quarter MD&A - 2016

Condensed Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended March 31,
(in thousands, except share and per share data)	2016	2015
	$	$
Revenues
Sales Commission and Other	181	—
License fees	61	73
	242	73
Operating expenses
Research and development costs	3,657	4,466
General and administrative expenses	1,894	3,443
Selling expenses	1,682	1,700
	7,233	9,609
Loss from operations	(6,991)	(9,536)
Gain (loss) due to changes in foreign currency exchange rates	468	(1,474)
Change in fair value of warrant liability	2,805	1,189
Other finance income	42	185
Net finance income (costs)	3,315	(100)
Net loss from continuing operations	(3,676)	(9,636)
Net loss from discontinued operations	—	(100)
Net loss	(3,676)	(9,736)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(469)	1,775
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,426)	(1,301)
Comprehensive loss	(5,571)	(9,262)
Net loss per share (basic and diluted) from continuing operations	(0.37)	(13.45)
Net loss per share (basic and diluted) from discontinued operations	—	(0.14)
Net loss per share (basic and diluted)	(0.37)	(13.59)
Weighted average number of shares outstanding:
Basic	9,928,697	716,536
Diluted	9,928,697	716,536

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First Quarter MD&A - 2016

Revenues
Sales commission and other recorded during the three months ended March 31, 2016 resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreements to sell Saizen® . We also started generating sales commission in connection with our promotion of APIFINY®.
License fees recorded during the three months ended March 31, 2016 and 2015 resulted predominantly from the amortization of a one-time, non-refundable payment made to us in 2014 in connection with a master collaboration agreement, a technology transfer and technical assistance agreement and a license agreement we entered into with Sinopharm, which is related to ZoptrexTM. We deferred this non-refundable payment and we amortize it on a straightline basis over a four-year period.
We expect revenues during the second quarter of 2016 to be higher than those recorded during the first quarter of 2016 due to higher sales commission revenue that we expect to generate in connection with our promotion efforts mainly related to Saizen® and APIFINY®.
Operating Expenses
R&D costs were $3.7 million for the three-month period ended March 31, 2016, compared to $4.5 million for the same period in 2015. The decrease for the three-month period ended March 31, 2016, as compared to the same period in 2015, is attributable to lower comparative third-party costs, as described below. It is also explained by lower employee compensation and benefits costs, lower facilities rent and maintenance as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our effort to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"), for which a provision was recorded in the third quarter of 2014.

The following table summarizes our R&D costs by nature of expense:

	Three months ended March 31,
(in thousands)	2016	2015
	$	$
Third-party costs	2,494	3,173
Employee compensation and benefits	829	1,041
Facilities rent and maintenance	226	335
Other costs*	110	191
Gain on disposal of equipment	(2)	(274)
	3,657	4,466
 _________________________
*    Includes mainly depreciation, amortization, reversal of impairment charges and of unused provision as well as operating foreign exchange losses.
The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended March 31, 2016 and 2015.

(in thousands, except percentages)	Three months ended March 31,		Three months ended March 31,
Product Candidate	2016		2015
	$	%	$	%
Zoptarelin doxorubicin	1,808	72.5	2,803	88.3
Macrilen™, macimorelin	570	22.9	82	2.6
LHRH-Disorazol Z	51	2.0	47	1.5
Erk inhibitors	17	0.7	216	6.8
Other	48	1.9	25	0.8
	2,494	100.0	3,173	100.0

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First Quarter MD&A - 2016

As shown above, a substantial portion of the quarter-to-date R&D costs relates to development initiatives associated with Zoptrex™, and in particular with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Third-party costs attributable to Zoptrex™ decreased during the three-month period ended March 31, 2016, as compared to the same period in 2015, mainly due to the fact that the number of patients in active treatment in the clinical trial was lower in the first quarter of 2016 as compared to the same period in 2015. This is in line with our expectations as we are coming closer to the end of the clinical trials.

During the three-month period ended March 31, 2016, ongoing services provided by Ergomed included the conducting of monitoring visits at various clinical sites, screening and enrollment initiatives, investigation-related management and analysis as well as regulatory and quality assurance support. ZoptEC-related efforts are progressing in accordance with pre-established timelines. As we continue to closely monitor all initiatives supported by Ergomed, we may decide to revise some of the trial's parameters or expand the scope of work performed by Ergomed and, consequently, total estimated costs in connection with the co-development and revenue sharing agreement may be adjusted. To date, our arrangement with Ergomed has been revised following our decision to open additional clinical sites and to perform additional sub-studies, resulting in overall, cumulative cost increases of approximately $2.4 million, as compared to our original expectations. We currently estimate that we will incur approximately $3.4 million pursuant to our agreement with Ergomed over the next 9 months as we proceed with and complete our ZoptEC trial.

In addition, during 2015, we started the new confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate.

Excluding the impact of foreign exchange rate fluctuations, we expect R&D costs for 2016 to increase, as compared to 2015, with the recent initiation of our confirmatory Phase 3 clinical trial for Macrilen™. Based on currently available information and excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $19 million and $20 million for the year ended December 31, 2016.

General and administrative ("G&A") expenses were $1.9 million for the three-month period ended March 31, 2016, as compared to $3.4 million for the same period in 2015. The decrease is mainly attributable to the recording, in the prior year quarter, of certain transaction costs allocated to warrants in connection with the completion of the March 2015 Offering.

During 2016, excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect G&A expenses to be lower as compared to 2015, ranging between $6 million and $7 million, because we do not expect to record any restructuring charges in 2016 as we had in 2015.

Selling expenses were $1.7 million for each of the three-month periods ended March 31, 2016, and 2015. The selling expenses for the three-month periods ended March 31, 2016 and 2015 represent the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team. Those activities were launched during the fourth quarter of 2014.

Based on currently available information and forecasts, excluding the impact of foreign exchange rate fluctuations, we expect selling expenses to remain relatively stable and reach a range of between $7 million and $8 million during 2016.

Net finance income (costs) were $3.3 million for the three-month period ended March 31, 2016, as compared to a loss of $0.1 million for the same period in 2015. This change is mainly attributable to foreign currency fluctuations which was driven by the fluctuations of the Canadian dollar against the US dollar and the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of currently outstanding share purchase warrants. The "mark-to-market" warrant valuation was impacted by the issuance of 3.1 million additional share purchase warrants in 2015 and by the closing price of our common shares, which, on the NASDAQ, fluctuated from $2.67 to $4.40 during the three-month period ended March 31, 2016 compared to $51.11 to $84.20 during the same period in 2015.

Net loss for the three-month period ended March 31, 2016 was $3.7 million, or $0.37 per basic and diluted share, as compared to a net loss of $9.7 million, or $13.59 per basic and diluted share, for the same period in 2015. The decrease in net loss for the three-month period ended March 31, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income, as presented above.

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First Quarter MD&A - 2016

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	$	$	$	$
Revenues	242	102	173	197
Loss from operations	(6,991)	(9,858)	(7,501)	(7,989)
Net loss from continuing operations	(3,676)	(10,043)	(15,401)	(15,148)
Net loss	(3,676)	(10,018)	(15,290)	(15,099)
Net loss per share from continuing operations (basic and diluted)*	(0.37)	(1.46)	(6.71)	(13.69)
Net loss per share (basic and diluted)*	(0.37)	(1.46)	(6.66)	(13.65)

(in thousands, except for per share data)	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	$	$	$	$
Revenues	73	11	—	—
Loss from operations	(9,536)	(10,947)	(9,843)	(8,410)
Net (loss) income from continuing operations	(9,636)	3,995	(11,629)	(5,249)
Net (loss) income	(9,736)	4,153	(11,337)	(5,024)
Net (loss) income per share from continuing operations (basic and diluted)*	(13.45)	6.11	(19.66)	(9.29)
Net (loss) income per share (basic and diluted)*	(13.59)	6.35	(19.16)	(8.89)
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.
Our selling expenses have increased on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™ (prior to the receipt in November 2014 of the CRL from the FDA) and to the deployment of our contracted sales force and managerial staff related to our co-promotion and other commercial activities.
In addition to the items referred to above, our net (loss) income has also been impacted by net variations attributable to our discontinued operations related to the manufacturing of Cetrotide® and related activities.

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First Quarter MD&A - 2016

Consolidated Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
	2016	2015
	$	$
Cash and cash equivalents[1]	32,981	41,450
Trade and other receivables and other current assets	1,358	944
Restricted cash equivalents	266	255
Property, plant and equipment	231	256
Other non-current assets	9,210	8,593
Total assets	44,046	51,498
Payables and other current liabilities[2]	3,643	4,770
Current portion of deferred revenues	254	244
Warrant liability (current and non-current portions)	8,086	10,891
Non-financial non-current liabilities[3]	15,766	13,978
Total liabilities	27,749	29,883
Shareholders' equity	16,297	21,615
Total liabilities and shareholders' equity	44,046	51,498
_________________________
1 Approximately $1.1 and $1.5 million are denominated in EUR as at March 31, 2016 and December 31, 2015, respectively.

[2]	Approximately $0.2 and $0.6 million related to our provision for restructuring as at March 31, 2016 and December 31, 2015, respectively.
3 Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

The decrease in cash and cash equivalents as at March 31, 2016, as compared to December 31, 2015, is due to variations in components of our working capital and by net cash used in operating activities, as well as by the effect of exchange rate fluctuations.

The increase in trade and other receivables and other current assets as at March 31, 2016, as compared to December 31, 2015, is mainly due to higher trade accounts receivable related to our co-promotional agreements as well as the fact that we pay our insurance premium once a year in January.

The increase in other non-current assets as at March 31, 2016, as compared to December 31, 2015, is primarily due to the exchange rate fluctuation of the EUR against the US dollar relating to goodwill. In addition, since the sales commission revenue in connection with Saizen® are receivable quarterly over two years following the patient enrollment, a portion of it has therefore been included in other non-current assets.

The decrease in payables and other current liabilities as at March 31, 2016, as compared to December 31, 2015, is mainly explained by the decrease of our trade payables.

Our warrant liability decrease from December 31, 2015 to March 31, 2016 is due to a net fair value revaluation gain of $2.8 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding warrants. The revaluation gain is explained by the decrease of the price of our common shares during the period.

The increase in non-financial non-current liabilities from December 31, 2015 to March 31, 2016 is due to a decrease in the discount rate used to estimate our employee future benefits obligation.

The decrease in shareholders' equity as at March 31, 2016, as compared to December 31, 2015, is attributable primarily to the recording of a net loss for the quarter and an actuarial loss on our pension-related employee benefit obligation for the same period.

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First Quarter MD&A - 2016

Financial Liabilities, Obligations and Commitments

Our Financial Liabilities, Obligations and Commitments have not changed significantly from those disclosed in our most recent Annual Report on Form 20-F for the financial year ended December 31, 2015.

Outstanding Share Data

As at May 9, 2016, we had 9,939,863 common shares issued and outstanding, as well as 270,832 stock options outstanding. Warrants outstanding as at May 9, 2016 represented a total of 2,842,309 equivalent common shares (excluding any exercises of Series B Warrants under the alternate cashless exercise feature of such warrants).

Capital Disclosures

Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital. Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs as our primary source of liquidity.

Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from drawdowns under various ATM programs.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of March 31, 2016.

We may endeavor to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital or other securities.

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First Quarter MD&A - 2016

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended March 31,
	2016	2015
	$	$
Cash and cash equivalents - Beginning of period	41,450	34,931
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(8,848)	(9,871)
Cash used in operating activities from discontinued operations	—	(314)
	(8,848)	(10,185)
Cash flows from financing activities:
Net cash provided by financing activities	—	28,737

Cash flows from investing activities:
Net cash (used in) provided by investing activities	(3)	492

Effect of exchange rate changes on cash and cash equivalents	382	(716)
Cash and cash equivalents - End of period	32,981	53,259

Operating Activities
Cash used in operating activities totaled $8.8 million for the three-month period ended March 31, 2016, as compared to $10.2 million for the same period in 2015. The decrease in cash used in operating activities for the three-month period ended March 31, 2016, as compared to the same period in 2015, is mainly due to lower operating expenses.
Financing Activities
Cash flows provided by financing activities were nil for the three-month period ended March 31, 2016, as compared to $28.7 million for the same period in 2015. The decrease for the three-month period ended March 31, 2016, as compared to the same period in 2015, is due to net proceeds received from the issuance of common shares and warrants during the first quarter of 2015.
Investing Activities
Cash flows used in investing activities were not significant for the three-month period ended March 31, 2016, as compared to $0.5 million provided by investing activities for the same period in 2015. The decrease for the three-month period ended March 31, 2016, as compared to the same period in 2015, is due to proceeds received in connection with the disposal of equipment in connection with our Resource Optimization Program during the first quarter of 2015.
Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to our annual consolidated financial

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First Quarter MD&A - 2016

statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, except for the two items below, which were not yet adopted or previously disclosed.

a.	Revenue Recognition

Sales Commission

Revenues from sales commission are recognized when all the following conditions are satisfied:

i.	the amount of revenue can be measured reliably; and

ii.	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company is only responsible for promoting various products. Therefore, there is no continuing involvement following the patient starting the treatment and buying the products. When the inflow of cash is deferred, the fair value of the consideration is determined by discounting all future receipts using the prevailing rate for similar debt of the customer.

b.	Annual improvements to IFRS (2012-2014) cycle

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments applied for annual periods beginning on or after January 1, 2016. Amendments were made to clarify the following in their respective standards:

i.	Changes in method for disposal under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5");

ii.	Continuing involvement for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”);

iii.	Discount rate in a regional market sharing the same currency under International Accounting Standard ("IAS") 19, Employee Benefits;

iv.	Disclosure of information "elsewhere in the interim financial reports" under IAS 34, Interim Financial Reporting;

These amendments had no material impact on the Company’s condensed interim consolidated financial statements.
Recent Accounting Pronouncements
The International Accounting Standards Board (“IASB”) continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by the Company is included in note 4 to the Company’s December 31, 2015 consolidated financial statements and in note 3 to the Company’s March 31, 2016 interim condensed consolidated financial statements.

Outlook for the remainder of 2016

Clinical Activities

Zoptrex™

With the DSMB's recommendation that our pivotal Phase 3 ZoptEC study in women with advanced, recurrent, or metastatic endometrial cancer continue as planned, we are expanding our commercialization planning for Zoptrex™. Our commercialization efforts will focus on the development of a scientific platform, the identification of key opinion leaders and the expansion of market research initiatives. We expect to complete the ZoptEC trial during the third quarter of 2016 and, if the results of the trial warrant doing so, to file the NDA for Zoptrex™ in 2017, looking toward commercial launch of the product in 2018, assuming positive Phase 3 results and that our NDA is granted.

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First Quarter MD&A - 2016

Macrilen™

We will focus on patient recruitment for the confirmatory Phase 3 trial in AGHD. We also initiated the QT study. We currently estimate that the trials will be completed by year-end and probably as early as during the third quarter of 2016, with expected combined third-party expenses of approximately $3.1 million over the remaining trial period. This would permit us to submit a New Drug Application for Macrilen™ to the FDA by the end of the first quarter of 2017 and, if the study is successful in meeting its primary endpoint, to obtain FDA approval of the drug by the end of the third quarter of 2017.

Commercial Operations

EstroGel®

Our promotional efforts in support of EstroGel® continue to demonstrate positive promotional response; however, we are not confident that we will exceed the pre-established baseline thresholds for unit sales in our US territories for the reasons described in the key developments section above. Therefore, we are currently analyzing whether to continue our promotional activities of EstroGel®.
Saizen®

Based on momentum established during the first quarter, we expect that our promotional efforts with respect to Saizen® will continue to be successful during the remainder of 2016. A physician desiring to prescribe Saizen® (or any similar product) for a new patient must first submit a ‘statement of medical necessity’ to the patient’s insurance provider. The insurance provider will make its coverage decision on the basis of the statement of medical necessity. During the first quarter, the number of statements of medical necessity submitted by the physicians we target exceeded the number submitted in the fourth quarter by approximately 61%. Furthermore, we intend to request that EMD Serono make additional Saizen® target physicians available to us. We are hopeful that they will do so in light of our results to date in promoting the product.

APIFINY®
During the fourth quarter of 2015, we signed a co-marketing agreement with Armune. On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune pursuant to which we acquired the exclusive right to promote APIFINY® throughout the United States, effective as of June 1, 2016. Based on our acquisition of the exclusive right to promote the product, we expect our sales commission revenue from APIFINY® to grow rapidly.

Summary of key expectations for revenues, operating expenditures and cash flows

As noted above, we do not expect to record significant sales commission revenues in connection with our co-promotion agreement for EstroGel®. We will continue to record sales commission revenues in relation to our promotional services agreement for Saizen® and with our co-marketing agreement with Armune. As for license fee revenues, we will continue to recognize the amortization of deferred revenues related to the agreements we entered into with Sinopharm in 2014, as mentioned above.

As noted above, our main focus for R&D efforts will be on Zoptrex™, with the ongoing pivotal Phase 3 ZoptEC clinical trial, as well as on Macrilen™ with the initiated confirmatory Phase 3 clinical trial and the QT study, where we continue to anticipate substantial investment to fund ongoing development initiatives. More specifically, we currently estimate that we will incur approximately $6.5 million in third-party costs over the next 9 months as we complete our QT study and our confirmatory Phase 3 clinical trial for Macrilen™ and as we proceed with and complete our ZoptEC trial.

As discussed above, excluding the impact of foreign exchange rate fluctuations, we expect that we will incur R&D costs of between $19 million and $20 million for the year ended December 31, 2016.

We expect that selling expenses will slightly increase for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to our increased promotional activities associated with Saizen® and APIFINY®.

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First Quarter MD&A - 2016

Excluding the impact of foreign exchange rate fluctuations, we expect that our G&A expenses will be lower for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to the aforementioned recording of transaction costs in connection with our public offerings completed in March and December 2015 and to the recording of a provision for restructuring in connection with the closure of our Quebec City office during the fourth quarter of 2015.

Excluding any foreign exchange impacts, as well as income from new business development initiatives, we now expect that our overall use of cash for operations in 2016 will range from $32 million to $34 million as we continue to fund ongoing operating activities and working capital requirements. The increase in our cash needs since previous guidance is mainly explained by the sales commission revenues, which are lower than expected.

The preceding summary with regard to our revenue, operating expenditure and cash flow expectations excludes any consideration of any potential strategic commercial initiatives that may be consummated in connection with our efforts to expand our commercial operations in the US or elsewhere. In addition, these expectations may be materially impacted by our expected growth in sales commission revenues. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.
Financial Risk Factors and Other Instruments
The nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks are included in note 13 in the Company’s March 31, 2016 interim condensed consolidated financial statements.

Related Party Transactions and Off-Balance Sheet Arrangements

As at March 31, 2016, we did not have any related party transactions.

As at March 31, 2016, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this Quarterly Report, you are urged to carefully consider the risks described under the caption “Risk Factors and Uncertainties” in our most recent Annual Report on Form 20-F for the year ended December 31, 2015 for a discussion of the various risks that may materially affect our business. Except as set forth below, there have been no material changes to such risks. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
The following paragraphs replace, restate and supersede the paragraph entitled "We believe that there is a reasonable likelihood that we may lose our foreign private issuer status as of June 30, 2016, which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses." contained in the risk factors included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015:
In the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Exchange Act’s domestic reporting regime and to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must not be either directly or indirectly owned of record by residents of the US or (2) (a) a majority of our executive officers and of our directors must not be US citizens or residents, (b) more than 50 percent of our assets cannot be located in the US and (c) our business must be administered principally outside the US.

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First Quarter MD&A - 2016

Our management has recently conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, we have determined that, if the various foreign private issuer tests were applied to the Company as of the date of this document, we would continue to be a foreign private issuer.
There can be no assurance, however, that we will remain a foreign private issuer when the test actually applies to us on June 30, 2016 as well as on June 30 in future financial years.
If we were to lose our foreign private issuer status as of June 30 of any given financial year, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and NASDAQ listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a US domestic issuer under US securities laws may be higher than the cost we have historically incurred as a foreign private issuer. In addition, if we were to lose our foreign private issuer status, we would no longer qualify under the Canada-US multijurisdictional disclosure system to benefit from being able to file registration statements on Form F-10 (even if we satisfy the other conditions to eligibility), which could make it longer and more difficult to register our securities and raise funds by way of public, registered offerings in the US, and we would become subject to “baby shelf” rules that place limitations on our ability to issue an amount of securities above a certain threshold depending on our market capitalization and public float at a given point in time. As a result, we would expect that a potential loss of foreign private issuer status at some future point in time could increase our legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much our legal, financial reporting and accounting compliance costs may increase in such eventuality.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4
Condensed Interim Consolidated Statements of Comprehensive Loss	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	March 31, 2016	December 31, 2015
	$	$
ASSETS
Current Assets
Cash and cash equivalents (note 4)	32,981	41,450
Trade and other receivables	464	598
Prepaid expenses and other current assets	894	346
	34,339	42,394
Restricted cash equivalents	266	255
Property, plant and equipment	231	256
Other non-current assets	823	520
Identifiable intangible assets	226	237
Goodwill	8,161	7,836
	44,046	51,498
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	3,480	4,172
Provision for restructuring costs (note 6)	163	598
Current portion of deferred revenues	254	244
Current portion of warrant liability (note 7)	1,419	1,411
	5,316	6,425
Deferred revenues	444	487
Warrant liability (note 7)	6,667	9,480
Employee future benefits (note 8)	14,593	12,656
Provisions and other non-current liabilities	729	835
	27,749	29,883
SHAREHOLDERS' EQUITY
Share capital (note 9)	204,596	204,596
Other capital	87,761	87,508
Deficit	(276,723)	(271,621)
Accumulated other comprehensive income	663	1,132
	16,297	21,615
	44,046	51,498
Commitments and contingencies (note 16)
Subsequent event (note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ David A. Dodd	/s/ Gérard Limoges
David A. Dodd Chairman of the Board	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
For the three-month periods ended March 31, 2016 and 2015
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	(3,676)	—	(3,676)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(469)	(469)
Actuarial loss on defined benefit plans (note 8)	—	—	—	(1,426)	—	(1,426)
Comprehensive loss	—	—	—	(5,102)	(469)	(5,571)
Share-based compensation costs	—	—	253	—	—	253
Balance - March 31, 2016	9,928,697	204,596	87,761	(276,723)	663	16,297

(Unaudited)	Common shares (number of) [1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2015	655,091	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(9,736)	—	(9,736)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	1,775	1,775
Actuarial loss on defined benefit plans	—	—	—	—	(1,301)	—	(1,301)
Comprehensive (loss) income	—	—	—	—	(11,037)	1,775	(9,262)
Share issuances in connection with a public offering (note 9)	250,481	6,251	—	—	—	—	6,251
Pre-funded warrant issuances in connection with a public offering (note 9)	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants (note 9)	30,000	750	(750)	—	—	—	—
Share-based compensation costs	—	—	—	255	—	—	255
Balance - March 31, 2015	935,572	157,545	7,903	86,894	(233,359)	1,398	20,381
_________________________
1 Issued and paid in full

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three-month periods ended March 31, 2016 and 2015
(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2016	2015
	$	$
Revenues
Sales Commission and Other	181	—
License fees	61	73
	242	73
Operating expenses
Research and development costs	3,657	4,466
General and administrative expenses	1,894	3,443
Selling expenses	1,682	1,700
	7,233	9,609
Loss from operations	(6,991)	(9,536)
Gain (loss) due to changes in foreign currency exchange rates	468	(1,474)
Change in fair value of warrant liability	2,805	1,189
Other finance income	42	185
Net finance income (costs)	3,315	(100)
Net loss from continuing operations	(3,676)	(9,636)
Net loss from discontinued operations	—	(100)
Net loss	(3,676)	(9,736)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(469)	1,775
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,426)	(1,301)
Comprehensive loss	(5,571)	(9,262)
Net loss per share (basic and diluted) from continuing operations	(0.37)	(13.45)
Net loss per share (basic and diluted) from discontinued operations	—	(0.14)
Net loss per share (basic and diluted)	(0.37)	(13.59)
Weighted average number of shares outstanding (note 15):
Basic	9,928,697	716,536
Diluted	9,928,697	716,536

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2016 and 2015
(in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2016	2015
	$	$
Cash flows from operating activities
Net loss from continuing operations	(3,676)	(9,636)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 7)	(2,805)	(1,189)
Provision for restructuring costs (note 6)	(29)	(145)
Depreciation, amortization and reversal of impairment	59	(11)
Share-based compensation costs	253	255
Employee future benefits (note 8)	102	100
Amortization of deferred revenues	(61)	(63)
Foreign exchange loss on items denominated in foreign currencies	(519)	1,217
Gain on disposal of equipment	(2)	(274)
Other non-cash items	(34)	100
Net gain associated with amendment of warrant agreement and derecognition of expired warrants (note 9)	—	(162)
Transaction costs allocated to warrants issued (note 9)	—	1,451
Changes in operating assets and liabilities (note 11)	(2,136)	(1,514)
Net cash used in operating activities of discontinued operations	—	(314)
Net cash used in operating activities	(8,848)	(10,185)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $2,560 (note 9)	—	34,440
Payment pursuant to warrant amendment agreements (note 9)	—	(5,703)
Net cash provided by financing activities	—	28,737
Cash flows from investing activities
Disposals of equipment	2	492
Purchase of equipment	(5)	—
Net cash (used in) provided by investing activities	(3)	492
Effect of exchange rate changes on cash and cash equivalents	382	(716)
Net change in cash and cash equivalents	(8,469)	18,328
Cash and cash equivalents - Beginning of period	41,450	34,931
Cash and cash equivalents - End of period	32,981	53,259

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Basis of preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with Aeterna Zentaris Inc.'s ("Aeterna Zentaris" or the "Company") annual consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these condensed interim consolidated financial statements are consistent with those of the previous financial year.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these condensed interim consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented. See note 9 – Share Capital.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 9, 2016.
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").

2	Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those found in note 3 to the Company's annual consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

(7)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

3	Significant accounting policies and recent accounting pronouncements
Accounting policies used in the preparation of our condensed interim consolidated financial statements were the same as those found in note 2 to the Company's annual consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, except for the two items below, which were not yet adopted or disclosed previously.
a.Revenue Recognition

Sales Commission

Revenues from sales commission are recognized when all the following conditions are satisfied:

i.	the amount of revenue can be measured reliably; and

ii.	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company is only responsible for promoting various products. Therefore, there is no continuing involvement following the patient starting the treatment and buying the products. When the inflow of cash is deferred, the fair value of the consideration is determined by discounting all future receipts using the prevailing rate for similar debt of the customer.

b.	Annual improvements to IFRS (2012-2014) cycle

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments applied for annual periods beginning on or after January 1, 2016. Amendments were made to clarify the following in their respective standards:

i.	Changes in method for disposal under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5");

ii.	Continuing involvement for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”);

iii.	Discount rate in a regional market sharing the same currency under International Accounting Standard ("IAS") 19, Employee Benefits;

iv.	Disclosure of information "elsewhere in the interim financial reports" under IAS 34, Interim Financial Reporting;

These amendments had no material impact on the Company’s condensed interim consolidated financial statements.

Not yet adopted

In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company is currently assessing the impact, if any, that these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information already provided in note 7 will be sufficient to meet this new requirement.
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

4	Cash and cash equivalents

	As at March 31,	As at December 31,
	2016	2015
	$	$
Cash on hand and balances with banks	5,459	11,233
Interest-bearing deposits with original maturities of three months or less	27,522	30,217
	32,981	41,450
5    Payables and accrued liabilities

	As at March 31,	As at December 31,
	2016	2015
	$	$
Trade accounts payable	1,065	2,488
Accrued research and development costs	936	312
Salaries, employment taxes and benefits	263	256
Current portion of onerous contract provisions	305	334
Other accrued liabilities	911	782
	3,480	4,172

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee and Board of Directors approved a global resources optimization program (the "Resource Optimization Program"), which was rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. As at March 31, 2016, the Resource Optimization Program was substantially complete.
On October 9, 2015, the Company's Board of Directors approved a plan to restructure the finance and accounting operations and to close the Company's Quebec City office (the "Corporate Restructuring"). The Company transferred all functions performed by the five employees in its Quebec City office to other personnel and is in the process of seeking to add new finance and accounting personnel, including a new Chief Financial Officer. As of March 31, 2016, management estimates that the Corporate Restructuring will be completed by the end of September 2016.
The change in the Company's provision for restructuring costs during the three-month period ended March 31, 2016 can be summarized as follows:

	Resource Optimization Program	Corporate Restructuring	Total
	$	$	$
Balance – Beginning of period (current and non-current)	75	557	632
Utilization of provision	(42)	(405)	(447)
Unused provision reversed due to changes in assumptions	—	(29)	(29)
Impact of foreign exchange rate changes	3	4	7
Balance – End of period	36	127	163

7	Warrant liability

The change in the Company's warrant liability can be summarized as follows:

Three months ended March 31,
2016
$
Balance – Beginning of period (current and non-current)	10,891
Change in fair value of share purchase warrants	(2,805)
Balance – End of period	8,086
Less: Current Portion	(1,419)
6,667

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Three months ended March 31,		Year ended December 31,
	2016		2015
	Number	Weighted average exercise price	Number		Weighted average exercise price
		$			$
Balance – Beginning of period	2,842,309	11.91	287,852		187.00
Issued (note 9)	—	—	3,076,956	(a)	6.58	(b)
Exercised	—	—	(298,088)		4.94
Expired (note 9)	—	—	(224,411)		66.90
Balance – End of period	2,842,309	11.91	2,842,309		11.91
_________________________

(a)	298,382 of which represent the Series B Warrants (see note 9 -Share Capital), which may be exercised on an alternate cashless basis, as discussed below.

(b)	As adjusted (see note 9 - Share capital)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at March 31, 2016, with the exception of the Series B Warrants, as defined and discussed below. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13").

	Number of equivalent shares	Market-value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
October 2012 Investor Warrants	29,675	3.32	345.00	0.67%	155.77%	1.55	0.00%
July 2013 Warrants	25,996	3.32	185.00	0.78%	130.28%	2.33	0.00%
March 2015 Series A Warrants (e)	447,574	3.32	4.95	1.03%	112.79%	3.94	0.00%
December 2015 Warrants	2,331,000	3.32	7.10	1.16%	117.36%	4.70	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 9 - Share capital).

Series B Warrants
In addition to standard cashless exercise provisions, the Series B Warrants (defined and discussed in note 9 - Share capital) are entitled to be exercised on an alternate cashless basis in accordance with their terms. Such an exercise permits the holder to obtain a number of common shares equal to: 200% of (i) the total number of common shares with respect to which the Series B Warrant is then being exercised multiplied by (ii) $81.00 divided by (iii) 85% of the quotient of (A) the sum of the per share volume weighted average price ("VWAP") of the common shares for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date,

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

divided by (B) five, less (iv) the total number of common shares with respect to which the Series B Warrant is then being exercised.
Exercises of Series B Warrants that are performed on an alternate cashless basis result in the issuance of a substantially larger number of common shares than otherwise would be issued following a standard cash or cashless exercise of the Series B Warrants.
Management has determined that, in light of the alternate cashless exercise feature and on the basis of numerous Series B Warrants actually exercised on an alternate cashless basis since original issuance, application of the Black-Scholes option pricing model does not appropriately reflect the fair value of the Series B Warrants outstanding at a given statement of financial position date. Instead, management has determined that the application of an intrinsic valuation method is more representative of the market value of the Series B Warrants.
On November 2, 2015, the Company announced that the holders (the "Participating Holders") of substantially all of the then remaining outstanding Series B Warrants had agreed to exercise all Series B Warrants held by them, at a maximum exercise ratio of approximately 33.23 common shares per warrant in accordance with the alternate cashless exercise feature in such Series B Warrants. Following the exercise of Series B Warrants by the Participating Holders in accordance with the terms of the agreements, 8,064 Series B Warrants, expiring in September 2016, remained outstanding as at March 31, 2016, representing approximately 2.7% of the originally issued number of Series B Warrants. A total of $2,925,653 was paid to the Participating Holders pursuant to the aforementioned agreements.
As such, the Company has attributed a value to the remaining Series B Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at March 31, 2016, summarized as follows:

Number of Series B Warrants outstanding		8,064
Estimated potential number of equivalent shares	(a)	446,516
Applicable VWAP, as calculated per above		$3.32
Market value per share price		$3.32
Estimated intrinsic value per Series B Warrant		$176
Estimated fair value of Series B Warrants outstanding		$1,419
_________________________

(a)	The number of common shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the Series B Warrants had occurred on March 31, 2016.

The intrinsic valuation model described above applies "Level 2" inputs, as defined by IFRS 13.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8	Employee future benefits
The change in the Company's accrued benefit obligations can be summarized as follows:

	Three months ended March 31, 2016
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of period	12,375	281	12,656
Current service cost	23	3	26
Interest cost	75	1	76
Actuarial loss arising from change in discount rate assumption	1,426	—	1,426
Benefits paid	(96)	(20)	(116)
Impact of foreign exchange rate changes	514	11	525
Balance – End of period	14,317	276	14,593
Amounts recognized:
In comprehensive loss	(98)	(4)	(102)
In other comprehensive loss	(1,940)	(11)	(1,951)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. As at March 31, 2016, management determined that the discount rate assumption should be adjusted from 2.4% to 1.7% as a result of changes in the European economic environment.

9	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 655,984,512 common shares issued and outstanding immediately prior to the Share Consolidation, which became legally effective on November 17, 2015, were consolidated into 6,559,846 common shares (the "Post-Consolidation Shares"). The Post-Consolidation Shares began trading on each of the TSX and NASDAQ at the opening of markets on November 20, 2015. The number of outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these condensed interim consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.
Public offering
March 2015 Offering
On March 11, 2015, the Company completed a public offering of 596,775 units (the "Units"), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $62.00 per Unit (the "March 2015 Offering").
Total gross cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of approximately $2,560,000 and previously deferred transaction costs of $7,000.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Series A Warrants are exercisable during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants are exercisable during an 18-month term at an initial exercise price of $81.00 per share. Both the Series A and Series B Warrants are subject to certain anti-dilution provisions and may at any time be exercised on a standard cashless basis. In addition, the Series B Warrants may be exercised on an alternate cashless basis. The exercise of Series B Warrants performed on an alternate cashless basis results in the issuance of a substantially larger number of common shares than otherwise would be issued following a standard cash or cashless exercise. See also note 7 - Warrant liability. The remaining 8,064 outstanding Series B Warrants expire in September 2016.
Between May 26, 2015 and March 31, 2016, 290,318 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 5,670,118 common shares.
The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: Series A Warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B Warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.
The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in them beneficially owning more than an "initial beneficial ownership limitation" of either 4.9% or 9.9% of our common shares following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $62.00 per share, were fully exercised between March 23, 2015 and June 15, 2015. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the Series C Warrants.
Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.
In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 out of the proceeds of the March 2015 Offering as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was recorded, net of the aforementioned amendment fee, within other finance income in the accompanying condensed interim consolidated statement of comprehensive loss. For holders of the remaining 7,770 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $14.00 per share in accordance with the terms thereof.
December 2015 Offering
On December 14, 2015, the Company completed a public offering of 3,000,000 common shares at a purchase price of $5.54 per share and 2,100,000 warrants to purchase one common share at a purchase price of $0.01 per warrant (the "December 2015 Offering").
In connection with the December 2015 Offering, the Company granted the underwriter a 45-day over-allotment option to separately acquire up to an additional 330,000 common shares at the same purchase price of $5.54 per share and/or up to an additional 231,000 warrants at the same purchase price of $0.01 per warrants. The underwriter exercised its option in

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

full with respect to the 231,000 warrants for market stabilization purposes but did not exercise any of its option in respect of common shares.
Total gross cash proceeds raised through the December 2015 Offering amounted to approximately $16,650,000, less cash transaction costs of approximately $1,638,000.
The warrants are exercisable for a period of five years at an exercise price of $7.10 per share. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 2,331,000 common shares that would generate additional proceeds of $16,550,100. However, those warrants may at any time be exercised on a "net" or "cashless" basis.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.68%, an expected volatility of 107.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, on December 14, 2015, the total fair value of the share purchase warrants was estimated at $7,698,000.
Total gross proceeds of the December 2015 Offering were allocated as follows: $7,698,000 was allocated to warrant liability and $8,952,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $757,000 was allocated to warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $881,000 was allocated to Share capital.
In connection with the December 2015 Offering and in accordance with their respective anti-dilution provisions, the exercise prices of the January 2014 and March 2015 Series A and Series B warrants were adjusted at $0.00 and $4.95, respectively. The remaining January 2014 Warrants were exercised on December 30, 2015 and no longer remain outstanding.
Stock options
The following tables summarize the activity under the Company's stock-option plan.

	Three months ended March 31,		Year ended December 31,
	2016		2015
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	272,874	25.88	33,956	187.36
Granted	—	—	243,000	5.17
Forfeited	(1,438)	349.61	(4,082)	136.17
Balance – End of period	271,436	24.17	272,874	25.88

	Three months ended March 31,		Year ended December 31,
	2016		2015
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of period	3,787	845.46	4,909	1,010.40
Forfeited	(783)	1,051.75	(271)	923.20
Expired	—	—	(851)	1,772.17
Balance – End of period	3,004	791.69	3,787	845.46

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10	Compensation of key management and other employee benefit expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended March 31,
	2016	2015
	$	$
Key management personnel: (a)
Salaries and short-term employee benefits	599	780
Share-based compensation costs	253	240
Post-employment benefits	24	25
	876	1,045
Other employees:
Salaries and short-term employee benefits	911	1,226
Share-based compensation costs	—	15
Post-employment benefits	116	133
Termination benefits	—	62
	1,027	1,436
	1,903	2,481
_________________________
(a) Key management includes the Company's directors and members of the executive management team.

11	Supplemental disclosure of cash flow information

	Three months ended March 31,
	2016	2015
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	141	(724)
Prepaid expenses and other current assets	(542)	(460)
Other non-current assets	(298)	46
Payables and accrued liabilities	(784)	464
Provision for restructuring costs (note 6)	(447)	(682)
Employee future benefits (note 8)	(116)	(132)
Provisions and other non-current liabilities	(90)	(26)
	(2,136)	(1,514)

12	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital.
Over the past several years, the Company has increasingly raised capital via public equity offerings and drawdowns under various "At-the Market" ("ATM") sales programs as our primary source of liquidity, as discussed in note 9 – Share capital.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

13	Financial instruments and financial risk management
Financial assets (liabilities) as at March 31, 2016 and December 31, 2015 are presented below.

March 31, 2016	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	32,981	—	—	32,981
Trade and other receivables	354	—	—	354
Restricted cash equivalents	266	—	—	266
Payables and accrued liabilities (note 5)	—	—	(3,253)	(3,253)
Provision for restructuring costs (note 6)	—	—	(163)	(163)
Warrant liability, including current and non-current portion (note 7)	—	(8,086)	—	(8,086)
Other non-current liabilities	—	—	(100)	(100)
	33,601	(8,086)	(3,516)	21,999

December 31, 2015	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	41,450	—	—	41,450
Trade and other receivables	297	—	—	297
Restricted cash equivalents	255	—	—	255
Payables and accrued liabilities (note 5)	—	—	(3,837)	(3,837)
Provision for restructuring costs (note 6)	—	—	(625)	(625)
Warrant liability, including current and non-current portion (note 7)	—	(10,891)	—	(10,891)
Other non-current liabilities	—	—	(98)	(98)
	42,002	(10,891)	(4,560)	26,551
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "A" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at March 31, 2016, trade accounts receivable for an amount of approximately $160,000 were with two counterparties, and no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 12 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond March 31, 2016 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying condensed interim consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ has ranged from $2.67 to $4.40 during the three-month period ended March 31, 2016.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net loss related to the warrant liability held at March 31, 2016 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability, including current and non-current portion	8,086	759	(765)
Total impact on net loss – decrease / (increase)		759	(765)

14	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

15	Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended March 31,
	2016	2015
	$	$
Net loss from continuing operations	(3,676)	(9,636)
Net loss from discontinued operations	—	(100)
Net loss	(3,676)	(9,736)
Basic weighted average number of shares outstanding	9,928,697	716,536
Dilutive effect of stock options	—	—
Dilutive effect of share purchase warrants	—	—
Diluted weighted average number of shares outstanding	9,928,697	716,536
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	274,440	38,572
Warrants (number of equivalent shares)	2,842,309	1,138,880

16	Commitments and Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related, for example, to contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented in the accompanying condensed interim consolidated financial statements.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the United States District Court for the District of New Jersey (the "Court"), brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™, a product that the Company developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of the Company's new drug application for the product by the US Food and Drug Administration. The plaintiffs

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court stated that "taking the complaint as a whole, plaintiffs have failed to state a claim" under the Private Securities Litigation Reform Act of 1995 or Rule 9 of the Federal Rules of Civil Procedure. On October 14, 2015, the plaintiffs filed a Second Amended Complaint against the Company. The Company filed a motion to dismiss the Second Amended Complaint on November 11, 2015, because management believed that the Second Amended Complaint also fails to state a claim.
The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting the Company's motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of the Company's current and former officers from the lawsuit. The Court allowed the claim that the Company omitted material facts from public statements during the Class Period to proceed against the Company and the former CEO, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers. The Company disagrees with the Court's decision and filed a motion for reconsideration on March 16, 2016. That motion remains pending. The Company filed an answer to the second amended complaint on April 6, 2016.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them.
While the Company believes that it has meritorious defenses and intends to defend this purported lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity, and cash flows.

17	Subsequent event
On April 1, 2016, the Company entered into an ATM sales agreement under which the Company is able, at its discretion and from time to time, to sell up to 3 million of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.

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